UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **August 7, 2007**



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Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

(a) On August 7, 2007, Cross Country Healthcare, Inc. ("the Company") issued a press release announcing results for the quarter ended June 30, 2007, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 7.01   Regulation FD Disclosure

Incorporated by reference is a press release issued by the Company on August 7, 2007, which is attached hereto as Exhibit 99.2. This information is being furnished under Item 7.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits

     (d)   Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on August 7, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Emil Hensel
Chief Financial Officer

Dated: August 13, 2007

LINKS

Item 2.02 Results of Operations and Financial Condition
Item 7.01 Regulation FD Disclosure
Item 9.01 Financial Statements and Exhibits



EXHIBIT 99.1

CROSS COUNTRY HEALTHCARE

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS SECOND QUARTER 2007 RESULTS

BOCA RATON, Fla. – August 7, 2007 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $175.3 million in the second quarter ended June 30, 2007, a 12% increase from the prior year quarter. Net income for the second quarter increased 23% year-over-year to $5.5 million, or $0.17 per diluted share. A year earlier, the Company reported second quarter revenue of $156.7 million and net income of $4.4 million, or $0.14 per diluted share. Cash flow from operations for the second quarter of 2007 was $10.2 million.

For the six month period ended June 30, 2007, Cross Country Healthcare reported revenue of $351.4 million and net income of $10.3 million, or $0.31 per diluted share. This compares to revenue of $316.5 million and net income of $9.0 million, or $0.27 per diluted share, in the first six months of the prior year. Cash flow from operations for the first six months of 2007 was $8.6 million.

"Our improved results in the second quarter reflect continued positive momentum in our travel nurse staffing business as well as organic growth in our clinical trials services business, which was supplemented by the Metropolitan Research and AKOS acquisitions. Along with the acquisition of Assent Consulting in July, we expect 2007 pro forma revenue from our clinical trials services businesses to be approximately $100 million," said Joseph A. Boshart, President and CEO of Cross Country Healthcare, Inc.

"We are also very encouraged by the organic improvement in our travel nurse staffing business in the second quarter that was driven by a 5% increase in hourly price and a 6% increase in staffing volume, marking the highest organic growth rate in our staffing volume since 2002. Contribution margins also showed slight improvement year-over-year as higher bill pay spreads and lower health insurance expense offset continued pressure from housing, professional liability and bad debt expenses. Looking ahead, we expect these pressures collectively to abate somewhat in the third quarter and margins should expand in the second half of the year," added Mr. Boshart.

Following the completion of several strategic acquisitions during the past year, and consistent with accounting guidance, Cross Country Healthcare established a new business segment during the current period. Commencing with its results for the second quarter of 2007, the Company's public reporting will include certain financial information related to three business segments: Nurse and Allied Staffing, Clinical Trials Services, and Other Human Capital Management Services. Consistent with this change, prior period segment data has been reclassified accordingly.

Nurse and Allied Staffing

For the second quarter of 2007, the nurse and allied staffing business segment (travel and per diem nurse and travel allied staffing) generated revenue of $143.2 million, an increase of 6% from the prior year quarter. The year-over-year improvement reflected higher revenue from travel staffing that was partially offset by lower revenue from per diem staffing.

Contribution income (defined as income from continuing operations before interest, income taxes, depreciation and amortization, legal settlement charge and corporate expenses not specifically identified to a reporting segment), increased 7% in the second quarter of 2007 to $12.9 million from $12.0 million in the same quarter a year ago.

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Segment staffing volume increased 3% from the prior year quarter and decreased 1% sequentially from the first quarter of 2007 due to normal seasonal factors. Travel staffing volume increased 5% year-over-year and declined 1% on a sequential basis due to the same seasonal factors.

For the first six months of 2007, segment revenue increased 6% on a year-over-year basis to $287.7 million from $271.6 million in the same period a year ago, while contribution income increased 2% to $25.1 million from $24.6 million in the prior year period.

Clinical Trials Services

For the second quarter of 2007, the clinical trials services segment generated revenue of $19.6 million, an increase of 88% from $10.4 million in the prior year quarter. The year-over-year improvement reflected the additional revenue from the Metropolitan Research and AKOS acquisitions that was further enhanced by a significant organic increase in revenue.

Contribution income increased 112% in the second quarter of 2007 to $3.0 million from $1.4 million in the same quarter of 2006 due to a combination of the added contribution from Metropolitan Research and AKOS along with substantial organic improvement.

For the first six months of 2007, segment revenue increased 87% on a year-over-year basis to $39.3 million from $21.0 million in the same period a year ago, while contribution income increased 107% to $5.5 million from $2.7 million in the prior year period.

Other Human Capital Management Services

For the second quarter of 2007, the other human capital management services business segment (education and training and retained search) generated revenue of $12.6 million, a 7% increase from revenue of $11.8 million in the same quarter in the prior year. The increase reflected higher revenue from both the retained search business and the education and training business. Segment contribution income decreased to $2.0 million in the second quarter of 2007 from $2.3 million in the prior year quarter due to certain higher expenses incurred in each business.

For the first six months of 2007, segment revenue increased 2% on a year-over-year basis to $24.4 million from $24.0 million in the same period a year ago, while contribution income decreased to $4.1 million from $4.9 million in the prior year period.

Debt Repayments/Borrowings

During the second quarter of 2007, the Company borrowed $2.3 million net of repayments from its revolving credit facility, which was primarily used to fund the AKOS acquisition and to repurchase shares of its common stock. At June 30, 2007, the Company had $29.0 million of total debt on its balance sheet and a debt to total capitalization ratio of 7.1%.

Stock Repurchase Program Update

The Company repurchased 105,412 shares of its common stock during the second quarter of 2007 at an average cost of $17.53 per share. The Company can repurchase up to an additional 1,339,214 shares of its common stock under its current authorization. Shares may be repurchased from time-to-time in the open market subject to the constraints of the Company's current credit agreement and such repurchases may be discontinued at any time at the discretion of the Company. At June 30, 2007, the Company had approximately 32.0 million shares outstanding.

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Guidance For Third Quarter 2007

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, significant legal proceedings or significant repurchases of the Company's common stock.

Based on the present industry dynamics, Cross Country Healthcare expects revenue in the third quarter of 2007 to be in the $181 million to $184 million range and earnings per diluted share to be in the range of $0.19 to $0.21.

Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Wednesday, August 8th at 10:00 a.m. Eastern Time to discuss its second quarter 2007 financial results. This call will be webcast live by CCBN/Thomson Financial and may be accessed at the Company's web site at www.crosscountryhealthcare.com or by dialing 888-456-0278 from anywhere in the U.S. or by dialing 210-234-0001 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available through August 22nd. A replay of the conference call will be available by telephone from approximately noon on August 8th until August 22nd by calling 800-890-3519 from anywhere in the U.S. or 402-220-4870 from non-U.S. locations.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing and related services in the United States. The Company has a national client base of approximately 4,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term apartment leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, including from time to time entering into Letters of Intent which may or may not result in the completion of an acquisition, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006, as well as in our Quarterly Report on Form 10-Q for the period ended March 31, 2007. Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed in this press release might not occur. While it is our intention to update guidance quarterly, it should not be assumed that our silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877.686.9779
Email: hgoldman@crosscountry.com

Cross Country Healthcare, Inc.
Condensed Consolidated Statements of Income
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended June 30,			Six Months Ended June 30,		
	2007	2006	% Change	2007	2006	% Change
Revenue from services	$175,339	$156,697	12%	$351,432	$316,531	11%
Operating expenses:						
Direct operating expenses	133,736	120,455	11%	269,340	242,900	11%
Selling, general and administrative expenses	29,923	26,816	12%	59,441	54,989	8%
Bad debt expense	480	150	220%	1,265	22	NM
Depreciation	1,505	1,383	9%	2,989	2,705	10%
Amortization	370	356	4%	739	712	4%
Legal settlement charge	21	—	ND	34	—	ND
Total operating expenses	166,035	149,160	11%	333,808	301,328	11%
Income from operations	9,304	7,537	23%	17,624	15,203	16%
Other expenses:						
Interest expense, net	529	320	65%	1,015	706	44%
Income from continuing operations before income taxes	8,775	7,217	22%	16,609	14,497	15%
Income tax expense	3,314	2,793	19%	6,346	5,610	13%
Income from continuing operations	5,461	4,424	23%	10,263	8,887	15%
Discontinued operations, net of income taxes	—	9	(100%)	—	116	(100%)
Net income	$ 5,461	$ 4,433	23%	$ 10,263	$ 9,003	14%
Net income per common share - basic:						
Income from continuing operations	$ 0.17	$ 0.14		$ 0.32	$ 0.28	
Discontinued operations, net of income taxes	—	0.00		—	0.00	
Net income	$ 0.17	$ 0.14		$ 0.32	$ 0.28	
Net income per common share - diluted:						
Income from continuing operations	$ 0.17	$ 0.14		$ 0.31	$ 0.27	
Discontinued operations, net of income taxes	—	0.00		—	0.00	
Net income	$ 0.17	$ 0.14		$ 0.31	$ 0.27	
Weighted average common shares outstanding - basic	32,038	32,092		32,086	32,109	
Weighted average common shares outstanding - diluted	32,613	32,726		32,730	32,773	

ND Not determinable

NM Not meaningful

Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheets (1)
(Unaudited, amounts in thousands)

	June 30, 2007	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ —
Accounts receivable, net	114,886	114,735
Deferred tax assets	6,708	7,888
Income taxes receivable	2,747	1,602
Other current assets	17,615	18,126
Total current assets	141,956	142,351
Property and equipment, net	21,807	20,562
Trademarks, net	18,922	17,199
Goodwill, net	313,798	310,173
Other identifiable intangible assets, net	10,806	9,310
Other assets	1,266	1,331
Total assets	$ 508,555	$ 500,926
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 10,042	$ 13,744
Accrued employee compensation and benefits	26,319	29,213
Current portion of long-term debt	1,500	1,550
Accrued legal settlement charge	—	6,704
Other current liabilities	7,871	5,931
Total current liabilities	45,732	57,142
Non-current deferred tax liabilities	43,302	39,972
Long-term debt	27,506	19,979
Other long-term liabilities	9,997	8,977
Total liabilities	126,537	126,070
Commitments and contingencies		
Stockholders' equity:		
Common stock	3	3
Additional paid-in capital	251,781	254,273
Other stockholders' equity	130,234	120,580
Total stockholders' equity	382,018	374,856
Total liabilities and stockholders' equity	$ 508,555	$ 500,926

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(1) Prior period data has been reclassified to conform to current period's presentation.

Cross Country Healthcare, Inc.
Segment Data (a)
(Unaudited, amounts in thousands)

	Three Months Ended June 30,			Six Months Ended June 30,		
	2007	2006	% Change	2007	2007	% Change
Revenue from unaffiliated customers:						
Nurse and allied staffing	$143,195	$134,501	6%	$287,717	$271,550	6%
Clinical trials services	19,569	10,426	88%	39,280	20,977	87%
Other human capital management services	12,575	11,770	7%	24,435	24,004	2%
	$175,339	$156,697	12%	$351,432	$316,531	11%
Contribution income (b)						
Nurse and allied staffing	$ 12,863	$ 12,035	7%	$ 25,056	$ 24,637	2%
Clinical trials services	2,971	1,400	112%	5,533	2,672	107%
Other human capital management services	1,990	2,327	(14%)	4,089	4,916	(17%)
	17,824	15,762	13%	34,678	32,225	8%
Unallocated corporate overhead	6,624	6,486	2%	13,292	13,605	(2%)
Depreciation	1,505	1,383	9%	2,989	2,705	10%
Amortization	370	356	4%	739	712	4%
Legal settlement charge	21	—	ND	34	-	ND
Interest expense, net	529	320	65%	1,015	706	44%
Income from continuing operations before income taxes	$ 8,775	$ 7,217	22%	$ 16,609	$ 14,497	15%

Cross Country Healthcare, Inc.
Other Financial Data
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Net cash provided by operating activities (in thousands)	$ 10,187	$ 9,871	$ 8,630	$ 20,101
Nurse and allied staffing statistical data:				
FTEs (c)	5,067	4,919	5,101	5,005
Weeks worked (d)	65,871	63,947	132,626	130,130
Average nurse and allied staffing revenue per FTE per week (e)	2,174	2,103	2,169	2,087

(a) Prior period segment data has been reclassified to segregate clinical trials services as a separate business segment. Segment data provided is in accordance with FASB Statement 131.
(b) Defined as income from continuing operations before interest, income taxes, depreciation, amortization, legal settlement charge and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.
(c) FTEs represent the average number of nurse and allied contract staffing personnel on a full-time equivalent basis. Clinical trials services are no longer included in this statistic.
(d) Weeks worked is calculated by multiplying the FTEs by the number of weeks during the respective period.
(e) Average nurse and allied staffing revenue per FTE per week is calculated by dividing the nurse and allied staffing revenue by the number of weeks worked in the respective periods. Nurse and allied staffing revenue includes revenue from permanent placement of nurses.